[redacted]

08033015

.TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-30639

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 0 2008
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hudson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500A
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Knox — (201) 216-0100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
NOV 1 2 2008
THOMSON REUTERS

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

RECEIVED
JUN 27 2008
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Knox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Hudson Securities, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HUDSON COUNTY
FARISHA. W. MOHAMMED
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 7/05/2012
ID # 2361633

Signature

President

Title

Farisha W. Mohammed

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

HUDSON SECURITIES, INC.
(a wholly owned subsidiary of Hudson Holding Corporation)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Hudson Securities, Inc.

We have audited the accompanying statement of financial condition of Hudson Securities, Inc. (a wholly owned subsidiary of Hudson Holding Corporation) as of March 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hudson Securities, Inc. as of March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
June 26, 2008

HUDSON SECURITIES, INC.

Statement of Financial Condition
March 31, 2008

ASSETS	
Cash and cash equivalents	$ 6,092,817
Cash - restricted	245,506
Receivable from clearing broker	2,475,576
Securities owned, at fair value	2,423,257
Furniture, equipment and leasehold improvements, net	315,353
Deferred tax assets	780,000
Due from affiliate	375,598
Other assets	351,274
Prepaid compensation	2,402,611
Goodwill	1,111,179
	$ 16,573,171
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, but not yet purchased, at fair value	$ 2,778,081
Commissions payable	1,070,511
Accrued expenses and other liabilities	1,373,039
Total liabilities	5,221,631
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.001 par value, 30,000,000 shares authorized, 10,967,000 shares issued and outstanding	10,967
Additional paid-in capital	11,643,960
Accumulated deficit	(303,387)
Total stockholder's equity	11,351,540
	$ 16,573,171

See notes to statement of financial condition

Notes to Statement of Financial Condition
March 31, 2008

NOTE A - ORGANIZATION AND OPERATIONS

Hudson Securities, Inc. (the "Company" or "Hudson") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis and is a wholly owned subsidiary of Hudson Holding Corporation ("Holding"). Accordingly, the Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934. The Company has offices in New Jersey and Florida.

On June 30, 2004, an investor group purchased all of the outstanding common stock of the broker-dealer which was the predecessor to Hudson for a purchase price of approximately $7,136,000. As a result, the predecessor broker-dealer recorded goodwill of approximately $1,111,000, which represented the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed.

On July 21, 2004 the predecessor broker-dealer formed a wholly-owned subsidiary named Hudson Capital Markets, Inc. ("HCMI"), which was organized in the state of Delaware. HCMI was authorized to issue 30,000,000 shares of common stock with a par value of $.001 per share. On July 31, 2004, the predecessor broker-dealer was merged into HCMI, with HCMI becoming the survivor ("HCMI Merger") and the name was changed to Hudson Securities, Inc. In connection with this merger, the stockholders of the predecessor broker-dealer received 83,333.33 shares of the Company for each share of the predecessor broker-dealer owned. The historical capital accounts were retroactively adjusted to reflect the equivalent number of shares issued by HCMI in the HCMI Merger, while the predecessor broker-dealer historical retained earnings was carried forward.

In December 2004, the Company entered into an agreement and Plan of Merger (the "Agreement") with Health Outcomes Management, Inc. ("HOM"), a non-operating public company. On May 3, 2005, under the terms of the Agreement, the Company's stockholders exchanged all 10,967,000 shares of their common stock for 19,334,084 post reverse-split shares of HOM common stock, and Hudson's warrant holders exchanged 998,667 warrants with an exercise price of $1.85 for 1,760,590 post reverse-split warrants to purchase HOM common stock at $1.0494 per share (the "Exchange"). The HOM shares that were issued represent 94% of HOM's outstanding interest at the time of this exchange. In connection with the legal form of this transaction, the Company became a wholly owned subsidiary of HOM. On September 6, 2005 HOM was reincorporated in Delaware, and changed its name to Hudson Holding Corporation. For financial reporting purposes, the Exchange represents a capital transaction of Hudson Securities, Inc., or a "reverse merger" rather than a business combination. Accordingly, the historical stockholders equity of Hudson Securities, Inc. was adjusted to give effect to the shares cancelled in connection with the HOM merger, while the historical retained earnings was carried forward. On March 2, 2007, the Company issued 10,966,999 shares of common stock to Holding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

The Company records transactions in securities on a trade-date basis.

Securities owned and securities sold, but not yet purchased, are stated at market value.

Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management. Because of the inherent uncertainty of valuation, the management determined values may differ significantly from values that would have been used had a ready market for these securities existed and the differences could be material.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Income taxes:

The accounts of the Company are included in the consolidated federal income tax return filed by its parent (Holding). The Company files separate state income tax returns. The Company computes its federal tax expense as if it were a separate entity.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more than likely that these deferred income tax assets will be realized.

[3] Furniture, equipment, leasehold improvements and depreciation:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset and leasehold amortization is computed using the lesser of the estimated useful life of the related asset or the remaining term of the lease.

[4] Estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] Cash and cash equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be a cash equivalent.

Restricted cash represents an automatically renewable, fourteen-month time deposit which collateralizes a letter of credit. See Note J [4].

[6] Stock based compensation:

Commencing with the first issuance of stock options on May 26, 2006, the Company accounts for stock options issued under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). Under the provisions of SFAS 123(R), the Company is required to measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the award is measured on the grant date and for non-employees, the award is generally remeasured on interim financial reporting dates until the service period is complete, in accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Concentrations of credit risk:

The Company is engaged in trading on a principal and/or agency basis with and for primarily other securities broker-dealers and institutional investors such as mutual funds, hedge funds, banks and similar businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses one clearing broker to process transactions and maintain customer accounts. The clearing broker extends credit to the Company's clientele which is secured by cash and securities in the clients' accounts. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. Additionally, the Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's clients. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable.

In the normal course of business, the Company enters into transactions in various derivative instruments for trading purposes and to manage market risk. These transactions include securities sold short, but not yet purchased, option and warrant contracts.

Securities sold short, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option and warrant contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation on such instruments may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of the potential loss due to changes in market value or failure of counterparties to perform.

Substantially all of the Company's cash and security positions are deposited with its clearing broker for safekeeping purposes. The clearing broker is a member of major securities exchanges.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and it is not exposed to any significant credit risk on cash.

[8] Commissions receivable reserve:

Commissions receivable represent cumulative draws and benefits provided to traders and salespersons in excess of cumulative commissions earned. The Company will collect these receivables if future earned commissions exceed future draws and benefits. The Company establishes reserves as an offset to the receivable balance on the basis of historical collections and estimates of future collections. As of March 31, 2008, the Company had $84,847 of commissions receivable offset by a reserve of the same amount.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] Goodwill:

The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill is not subject to amortization, but rather an assessment of impairment, by applying a fair value based test. The Company reviews goodwill for impairment annually, during the fourth quarter of each year, and also between annual tests upon the occurrence of trigger events. The reviews are performed at the broker-dealer level, generally by using the market capitalization of Holding as an indicator of fair value, since the Company currently represents the most significant component of the consolidated entity. Impairment is potentially indicated when the carrying value of the Company, including goodwill, exceeds its fair value. If a potential impairment is indicated, the fair value of the Company would be measured against the fair value of its underlying assets and liabilities, excluding goodwill, to estimate an implied fair value of the Company's goodwill. If that fair value was less than the carrying value of goodwill, impairment would be recorded. As a result of its assessment, the Company has determined that no such potential impairment was indicated during the year ended March 31, 2008.

[10] Recently issued accounting standards:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), for which adoption was required for fiscal years beginning after December 15, 2006. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit in the financial statements. The Company adopted this interpretation effective April 1, 2007. The adoption did not have any effect on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 requires the use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). SFAS 157 is effective for the Company's financial statements issued for the fiscal year beginning April 1, 2008. Adoption of SFAS 157 is not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the Company's fiscal year beginning April 1, 2008. Adoption of SFAS 159 is not expected to have a material impact on the Company's financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[10] Recently issued accounting standards:

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, companies will be required to report noncontrolling interests as a separate component of stockholders' equity. Companies will also be required to present net income allocable to noncontrolling interests and net income attributable to stockholders separately in their statements of income. Currently, minority interests are reported as a liability or temporary equity in balance sheets and the related income attributable to the minority interests is reflected as an expense in arriving at net income (loss). SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. The Company does not currently have any noncontrolling interests in subsidiaries. SFAS 160 would only have an impact on subsequent acquisitions of noncontrolling interests.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141, "Business Combinations." SFAS 141R establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration, and certain acquired contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R would only have an impact on accounting for any businesses acquired after the effective date of this pronouncement.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flow. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. At this time management is evaluating the implications of SFAS 161 and its impact on the financial statements has not yet been determined.

NOTE C - RECEIVABLE FROM CLEARING BROKER

At March 31, 2008, the receivable from the clearing broker amount in the statement of financial condition represents the Company's cash balance with its clearing broker.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at March 31, 2008 consist of:

	Securities Owned	Securities Sold, but not yet Purchased
Equity securities - marketable at fair value	$ 2,423,257	$ 2,661,629
Equity securities - not readily marketable, at estimated fair value	-	116,452
Equity securities - total	$ 2,423,257	$ 2,778,081

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of the furniture, equipment, and leasehold improvement activity is as follows:

	Furniture and Equipment	Leasehold Improvements	Total
Balance, March 31, 2007	$ 2,102,083	$ 110,544	$ 2,212,627
Additions	209,416	30,567	239,983
Disposals	(1,701,872)	(45,538)	(1,747,410)
Balance, March 31, 2008	$ 609,627	$ 95,573	$ 705,200

A summary of the accumulated depreciation activity is as follows:

	Furniture and Equipment	Leasehold Improvements	Total
Balance, March 31, 2007	$ 1,939,633	$ 37,065	$ 1,976,698
Depreciation	126,070	34,489	160,559
Disposals	(1,701,872)	(45,538)	(1,747,410)
Balance, March 31, 2008	$ 363,831	$ 26,016	$ 389,847

NOTE F - PREPAID COMPENSATION

During the year ended March 31, 2008, the Company loaned $3,019,000 to employees as an incentive for affiliating with the Company. The employees signed employment agreements and promissory notes with the Company bearing interest at rates ranging from 4% to 5%. The employment agreements specify that the Company will forgive the loans, or a portion thereof, if the employees remain employed with Hudson for a certain duration. The loans are being amortized on a straight-line basis over the period specified in the employment agreement.

NOTE G - INCOME TAXES

The principal components of deferred tax assets, and the valuation allowance are as follows as of March 31, 2008:

Deferred tax assets:	
State operating loss carryforward	$ 103,000
State minimum tax credit	67,000
Prepaid compensation amortization	252,000
Contributions carryforward	17,000
Reserve for commissions receivable and bad debt	55,000
Deferred rent	93,000
Stock-based compensation	182,000
Excess of tax over book basis of fixed assets	63,000
Total deferred tax assets, before valuation allowance	832,000
Less valuation allowance	(52,000)
Total net deferred tax assets	$ 780,000

As of March 31, 2008, the Company has a state net operating loss carryforward of approximately $1,731,000 which expires between 2011 and 2015.

A valuation allowance has been established to offset a portion of the deferred tax asset to the extent the Company has not determined that it is more likely than not that the future tax benefits will be realized.

Federal and state income tax returns, beginning with those filed for the ten months ended October 31, 2004 and the twelve months ended December 31, 2003, respectively, and through March 31, 2007, remain subject to examination.

NOTE H - STOCKHOLDER'S EQUITY

[1] Stock plans:

The 2005 Stock Option Plan (the "2005 Plan"), which was approved by Holding's Board on June 8, 2005 and by Holding's shareholders on July 26, 2005, provides for the granting of incentive and/or nonqualified stock options to purchase up to an aggregate of 2,000,000 shares of Holding's common stock. The 2007 Long-Term Incentive Compensation Plan (the "2007 Plan"), which was approved by Holding's Board on June 28, 2007 and by Holding's shareholders on August 14, 2007, provided for the granting of incentive and/or nonqualified stock options, stock appreciation rights, restricted stock awards, performance units and performance bonuses to purchase up to an aggregate of 10,000,000 shares of Holding's common stock. A 12,000,000 share increase to the 2007 Plan to 22,000,000 shares was approved by Holding's Board on February 13, 2008 and by a majority of Holding's shareholders on March 4, 2008. Under both plans, (1) awards may be granted to employees, consultants, independent contractors, officers and directors; (2) the maximum term of any award shall be ten years from the date of grant; (3) the exercise price of any award shall not be less than the fair value on the date of grant; and (4) awards will typically result in the issuance of new common shares.

[2] Stock option grants:

On May 2, 2007, Holding granted options to a Hudson consultant to purchase an aggregate of 250,000 shares of Holding's common stock at an exercise price of $0.80 per share under the 2005 Plan. The options, which expire on November 2, 2010, vest equally on each of the first three anniversaries of the date of grant. Consultant options are revalued based on the Black-Scholes option pricing model on financial reporting dates during the service period.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. Under SFAS 123(R) forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate will be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate, when it is material. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding. Given that Holding's shares have only been publicly traded since May 3, 2005, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of these options, of similarly positioned public companies within its industry, during the early stages of their life as a public company. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options.

NOTE H - STOCKHOLDER'S EQUITY (CONTINUED)

[2] Stock option grants: (continued)

In applying the Black-Scholes option pricing model at grant date, the Company used the following weighted average assumptions:

	Year Ended March 31, 2008
Risk free interest rate	3.40%
Expected term (years)	2.0
Expected volatility	65%
Expected dividends	-

The weighted average estimated grant date fair value of the stock options granted during the year ended March 31, 2008 was $0.10.

A summary of options activity during the year ended March 31, 2008, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance, March 31, 2007	1,325,000	$ 1.00		
Granted	2,165,000	0.87		
Exercised	-	-		
Forfeited	(100,000)	1.18		
Balance, March 31, 2008	3,390,000	$ 0.91	2.8	$ 19,550
Exercisable, March 31, 2008	408,337	$ 0.98	2.2	$ -

The following table presents information related to stock options at March 31, 2008:

Options Outstanding		Options Exercisable	
Exercise Price	Number of Options	Weighted Average Remaining Life in Years	Number of Options
$0.35	110,000	-	-
0.49	305,000	-	-
0.80	250,000	-	-
0.90	450,000	2.3	149,998
1.00	2,225,000	2.1	241,671
1.46	50,000	1.7	16,668
	3,390,000		408,337

NOTE H - STOCKHOLDER'S EQUITY (CONTINUED)

[3] Restricted stock grants:

A summary of non-vested restricted stock activity for the year ended March 31, 2008 is presented in the table below:

	Number of Shares	Weighted Average Grant Date Fair Value	Total Grant Date Fair Value
Non-vested, March 31, 2007	-	$ -	$ -
Granted	8,361,666	0.39	3,250,350
Vested	-	-	-
Forfeited	-	-	-
Non-vested, March 31, 2008	8,361,666	$ 0.39	$ 3,250,350

NOTE I - SALARY REDUCTION RETIREMENT PLAN

The Company sponsors a 401(k) Savings Plan (the "Savings Plan") which covers all eligible employees. Participants may contribute no less than 1% of their gross earnings and up to the maximum allowable per the Internal Revenue Service regulations. In addition, the Company may make discretionary matching contributions to the Savings Plan, subject to certain limitations.

NOTE J - COMMITMENTS AND CONTINGENCIES

[1] Leases:

The Company currently leases office space in Jersey City, New Jersey and a satellite location. On April 4, 2006, Hudson entered into an agreement to lease 26,875 rentable square feet of office space in Jersey City, New Jersey. The lease is guaranteed by Holding. The lease commenced on June 21, 2006 and expires on August 30, 2012. The Company occupied the new Jersey City headquarters location during September 2006. Initially, the Company maintained the original Jersey City office space as a back-up site. During September 2007, the Company eliminated network connectivity at the site in preparation for the November 30, 2007 lease expiration.

As of March 31, 2008, the Company had a deferred lease liability of $233,764 which represents the excess of rent expense recognized on a straight-line basis over the term of the leases as compared to cash rental payments and is included in accrued expenses and other liabilities on the statement of financial condition.

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[1] Leases: (continued)

Future minimum commitments related to non-cancelable leases as of March 31, 2008 are as follows:

Year Ending March 31,	Office Leases	Equipment Leases	Total
2009	$ 442,000	$ 78,000	$ 520,000
2010	510,000	12,000	522,000
2011	487,000	6,000	493,000
2012	551,000	-	551,000
2013	235,000	-	235,000
	$ 2,225,000	$ 96,000	$ 2,321,000

[2] Employment agreements:

On January 4, 2007, Holding entered into five-year employment agreements, effective as of January 1, 2007, with Mr. Martin C. Cunningham and Mr. Keith R. Knox, whereby each will continue in their present positions, Chief Executive Officer and President, respectively. Mr. Cunningham and Mr. Knox are key employees of the Company and these employment agreements are deemed to be commitments of the Company. The agreements, as amended, provide that each shall receive a salary of $200,000 per year, plus a formula-based annual bonus.

The Company entered into a two-year employment agreement with another key employee, effective as of December 1, 2006, which provides that the employee shall receive a salary of $150,000 per year.

The Company has outstanding employee loan commitments of $1,750,000, which were provided as an incentive for affiliating with the Company and will be funded in installments between May and September 2008. Employee loans are evidenced by promissory notes, bear interest at rates of 4-5%, are forgiven over contractual service periods and are amortized on a straight-line basis over the same service period.

Future minimum commitments pursuant to these employment agreements are as follows:

Year Ending March 31,	
2009	$ 2,250,000
2010	400,000
2011	400,000
2012	300,000
	$ 3,350,000

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3] Litigation:

The Company has been named as a defendant in various actions relating to its activities as a broker-dealer including a civil action and a regulatory investigation. On May 5, 2008, Hudson received a letter from FINRA alleging a failure to supervise and implement written supervisory procedures related to trading and market making and anti-money laundering rules. There is no indication of what amount of fines or sanctions FINRA may demand in connection with these allegations. On June 16, 2008, Hudson submitted a response to FINRA. Hudson intends to contest this matter vigorously. From time to time, the Company is also involved in arbitrations and proceedings by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of the Company's management the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

[4] Letter of credit:

In connection with the new Jersey City office lease, on April 20, 2006 the Company deposited a one-year $225,000 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless sixty days written notice is provided. Pursuant to the lease agreement, the Company is required to maintain the letter of credit until sixty days following the expiration of the lease. On April 5, 2006, the Company deposited $225,000 with the issuing financial institution in the form of an automatically renewable, fourteen-month time deposit, in order to collateralize the letter of credit.

NOTE K - NET CAPITAL REQUIREMENT

The Company is subject to various regulatory requirements, including the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which is intended to ensure the general financial soundness and liquidity of broker-dealers by requiring the maintenance of minimum levels of net capital. These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to its parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the Securities and Exchange Commission before entering into such transactions which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The Securities and Exchange Commission has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At March 31, 2008, the Company under the alternative standard method had net capital of $4,870,737, which was $3,870,737 in excess of its required net capital of $1,000,000.

NOTE L - RELATED PARTY TRANSACTIONS

The Chief Technology Officer (as a consultant) and Director (since September 2007) of Holding, was the Chief Executive Officer and a Director of a consulting firm that provides information technology management and software development services to the Company and its affiliates, an entity in which he held a 31.5% ownership interest, until November 29, 2007 when the consulting firm was sold to a third party. The November 29, 2007 receivable balance has been fully paid as of March 31, 2008.

NOTE M - SUBSEQUENT EVENTS

[1] Contribution from parent:

On June 25, 2008, Holding made a $3,000,000 capital contribution to Hudson.

[2] Stock option grants:

On May 6, May 19, and June 2, 2008, Holding granted options to purchase an aggregate of 1,365,000 shares of common stock at exercise prices ranging from $0.60 to $0.75 to new and existing employees of the Company, pursuant to the 2007 Plan. The options expire after three-and-a-half years.

END